UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August,  2009

Commission File Number 001-32748

CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____             No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

99.1	News Release Dated March 2, 2009

Disclosure statements as required by National Instrument 43-101 are available at our website www.corriente.com

"NEWS RELEASE"

For Immediate Release	March 2, 2009
TSX: CTQ, NYSE : ETQ

ECUADOR GOVERNMENT OFFICIAL STATES THAT ALL SUSPENSIONS OF
MINING ACTIVITIES ARE LIFTED

VANCOUVER, CANADA, March 2, 2009 - Corriente Resources Inc. advises that in a presentation given earlier today at the Prospectors and Developers Association of Canada Conference (Toronto, Canada), Dr. José Serrano Delgado, Sub-Secretary of Mines in the Ministry of Mines and Petroleum of Ecuador (the "MMP"), announced that the MMP has lifted all suspensions on mining activities in Ecuador, and that formal letters to this effect are in the process of being sent to mining companies.

Corriente will provide further information on the above as it becomes available.

ABOUT CORRIENTE

Corriente controls a 100% interest in approximately 49,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains four known copper and copper-gold porphyry deposits that are being strategically developed as the Mirador Project (which includes Mirador Norte) and the Panantza-San Carlos Project, and six additional copper exploration targets. Together, these targets represent a potential long-term district development opportunity for large-scale copper-gold mining.

" Dan Carriere"

Daniel A. Carriere
Senior Vice-President

For further information, please contact Mr. Dan Carriere, Senior Vice-President, at (604) 687-0449 or see our website at www.corriente.com.

Certain statements contained in this News Release, which provides an update on the status of the Mining Mandate and current suspensions of mining activities in Ecuador constitutes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include among other things, statements regarding projected production rates and capital costs, estimates regarding copper prices, mineral resources and anticipated grades and internal rates of return. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties, which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, but not limited to, risks related to the exploration stage of the company’s projects; discussions with prospective joint venture partners and related potential outcomes; market fluctuations in prices for securities of exploration-stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in copper prices; the possibility that Corriente may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s Annual Information Form for the year ended December 31, 2007, and registration statement on Form 40-F filed with Canadian securities regulators and the U.S. Securities and Exchange Commission, respectively. Although we believe the expectations reflected in our forward-looking statements are reasonable, results may vary, and we cannot guarantee future results, eve l ls of activity, performance or achievements.

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
 T (604) 687-0449   F (604) 687-0827   Email copper@corriente.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: August 13, 2009
By:	/S/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer